Exhibit 99.1

JD.com Announces Pricing of US$1.0 billion Notes Offering

Beijing, China — April 23, 2016 — JD.com, Inc. (NASDAQ: JD) , China’s largest online direct sales company, today announced the pricing of its public offering of US$1.0 billion aggregate principal amount of its notes. The public offering consists of US$500 million of 3.125% notes due 2021 and US$500 million of 3.875% notes due 2026. The notes have been registered under the U.S. Securities Act of 1933, as amended, and are expected to be listed on the Singapore Exchange Securities Trading Limited.

The Company expects to receive net proceeds from the offering of approximately US$983.5 million, after deducting underwriting discounts and commissions and estimated offering expenses. The Company intends to use the net proceeds from the offering for general corporate purposes.

The joint bookrunners of the offering are Merrill Lynch Pierce, Fenner & Smith Incorporated and UBS AG Hong Kong Branch.

The Company has an effective shelf registration statement on Form F-3 (including a base prospectus) on file with the U.S. Securities and Exchange Commission  and has filed a related preliminary prospectus supplement with the SEC for the offering of the notes. When available, the final prospectus supplement for the offering of the notes will be filed with the SEC. The offering is being made only by means of the prospectus supplement and accompanying base prospectus. Before you invest, you should read the prospectus supplement and accompanying base prospectus and other documents that the Company has filed with the SEC for more complete information about the Company and the offering. You may obtain these documents free of charge by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send an investor the prospectus if the investor requests it by calling toll-free 1-800-294-1322.

This announcement is not an offer of the securities for sale in the United States of America and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The securities referred to herein have not been and will not be registered under the applicable securities laws of any jurisdiction outside of the United States of America.

About JD.Com

JD.com, Inc. is China’s leading online direct sales company and the country’s largest Internet company by revenue. The Company strives to offer consumers the best online shopping experience. Through its content-rich and user-friendly website jd.com and mobile applications, JD.com offers a wide selection of authentic products at competitive prices and delivers products in a speedy and reliable manner. The Company believes it has the largest fulfillment infrastructure of any e-commerce company in China. JD.com operated 7 fulfillment centers and a total of 213 warehouses in 50 cities, and in total 5,367 delivery stations and pickup stations in 2,356 counties and districts across China, staffed by its own employees. JD.com is a member of the NASDAQ100.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as JD.com’s strategic and operational plans, contain forward-looking statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to JD.com’s industry and general economic conditions in China. Further information regarding these and other risks is included in JD.com’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Investor Relations

Ruiyu Li

+86 (10) 8912-6805

IR@JD.com

Media

Josh Gartner
Senior Director of International Communications

+86 (10) 8911-6155 (China)

+1 (914) 439-5315 (US)

Press@JD.com